Exhibit 21.1

SUBSIDIARIES OF MOVANO INC.

Registrant’s consolidated subsidiaries are shown below, together with the state or jurisdiction of organization of each subsidiary and the percentage of voting securities that Registrant owns in each subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percent of Outstanding Voting Securities Owned as of September 30, 2025
Movano Ireland Limited	Ireland	100%